AFRIORE LIMITED
41 Roebuck Street, Bridgetown, Barbados

Tel: (212) 386-5496
Fax: (212) 386-5425

January 29, 2003

[redacted]

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C.
U.S.A. - 20549

Attention: Office of Applications & Report Services

Dear Sirs:

Re: SEC. Exemption No. 82-4514

Please find enclosed a copy of the unaudited Consolidated Interim Financial Statements for the nine months ended November 30th, 2002, for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

AFRIORE LIMITED

Per: George A. Duguay

GAD/cd

Encl.

AFRIORE LIMITED

Consolidated Interim Financial Statements
Expressed in Canadian Dollars
November 30, 2002
Unaudited, prepared by management

AfriOre Limited

Consolidated Balance Sheets

Expressed in Canadian Dollars

	Note	November 30, 2002 (unaudited)	February 28, 2002 (audited)
Assets			
Current			
Cash and cash equivalents		$ 1,953,015	$ 2,450,972
Receivables		382,764	913,520
Inventories	2	2,460,583	1,662,734
Other		294,008	174,900
		5,090,370	5,202,126
Coal assets	3	4,234,844	3,413,061
Property and equipment	4	71,280	56,906
Exploration properties	5	1,547,586	1,048,677
Trust funds		186,020	346,784
		$ 11,130,100	$ 10,067,554
Liabilities			
Current			
Taxes payable		$ –	$ 217,127
Accounts payable and accrued liabilities		1,342,775	1,151,749
Due to bank and short-term loan		–	30,943
Current portion of debt		407,718	439,857
		1,750,493	1,839,676
Long term			
Long term portion of debt	9	57,037	271,837
Deferred purchase price	4	682,125	506,472
Deferred gain	4	2,142,438	2,284,306
Reclamation provision	10	683,432	570,201
Future income taxes	12	882,406	770,364
		4,447,438	4,403,180
Shareholders' Equity	6	4,932,169	3,824,698
		$ 11,130,100	$ 10,067,554

See accompanying notes to the consolidated financial statements.

AfriOre Limited

Unaudited, Consolidated Statements of Operations and Deficit

Expressed in Canadian Dollars

	Three months ended November 30,		Nine months ended November 30,	
	2002	2001	2002	2001
Coal operation				
Revenue	$ 1,456,506	$ 2,956,647	$ 5,845,735	$ 8,023,479
Production costs	(1,145,530)	(2,195,661)	(3,953,165)	(5,775,508)
Depreciation and amortization	(149,792)	(106,642)	(421,333)	(428,602)
Business interruption insurance proceeds	–	163,421	–	680,860
	161,184	817,765	1,471,237	2,500,229
Other income and expenses				
Other income	113,588	55,421	414,808	249,232
Gain (loss) on foreign exchange	(80,263)	47,587	(69,990)	151,541
Interest expense	(22,964)	(26,713)	(77,437)	(103,447)
Amortization of deferred purchase price	(23,093)	(25,287)	(66,725)	(81,622)
	(12,732)	51,008	200,656	215,704
Corporate and exploration expenses				
Administrative costs	(506,419)	(387,210)	(1,410,659)	(1,121,452)
Exploration and project evaluation	19,432	(25,747)	(65,601)	(93,971)
Depreciation and amortization	(6,946)	(16,863)	(19,412)	(55,692)
Write down of other assets and gains (losses) on asset disposal	11,617	–	262,167	(5,843)
	(482,316)	(429,820)	(1,233,505)	(1,276,958)
Income (loss) before taxes	(333,864)	438,953	438,388	1,438,975
Income taxes (recovery)	–	(308)	–	20,718)
Net income (loss)	**($333,864)**	**$ 438,645**	**$ 438,388**	**$ 1,418,257**
Basic income (loss) per share	**($ 0.02)**	**$ 0.02**	**$ 0.02**	**$ 0.06**
Diluted income (loss) per share	**($ 0.02)**	**$ 0.02**	**$ 0.01**	**$ 0.06**
Deficit, beginning of period	($16,382,145)	($17,887,641)	($17,154,397)	($18,867,253)
Net income (loss)	(333,864)	438,645	438,388	1,418,257
Deficit, end of period	($16,716,009)	($17,448,996)	($16,716,009)	($17,448,996)

See accompanying notes to the consolidated financial statements.

AfriOre Limited

Unaudited, Consolidated Statements of Cash Flows

Expressed in Canadian Dollars

	Three months ended November 30,		Nine months ended November 30,	
	2002	2001	2002	2001
Cash derived from (applied to):				
Operating Activities				
Net income (loss)	($333,864)	$ 438,645	$ 438,388	$ 1,418,257
Items not affecting cash:				
Future taxes	–	(21,409)	–	(306,831)
Write down of other assets and (gains)/ losses on disposal of assets	(11,617)	–	(262,167)	5,843
Amortization of deferred gain	(47,290)	(47,289)	(141,868)	(141,868)
Amortization of deferred purchase price	23,093	25,287	66,725	81,622
Depreciation and amortization	156,738	159,048	440,745	484,294
Provision for environmental liability	(20,421)	(27,810)	–	–
Other				
Receivables	1,287,668	(1,635,168)	715,671	(1,546,534)
Inventories	(383,922)	(227,423)	(382,158)	(993,690)
Other	(66,017)	188,905	(77,711)	(117,479)
Taxes payable	(3,850)	–	(231,294)	–
Accounts payable and accruals	215,960	506,552	(122,941)	1,274,655
Net operating working capital changes	1,049,839	(1,167,134)	(98,433)	(1,383,048)
	816,478	(640,662)	443,390	158,269
Investing Activities				
Coal assets	(241,744)	(258,250)	(734,410)	(607,872)
Proceeds from insurance	–	(21,307)	–	807,086
Property and equipment	(5,063)	(665)	(18,637)	(4,911)
Proceeds on asset disposition	–	–	438,291	1,500
Trust fund	10,805	–	–	–
Exploration properties	(273,387)	(133,127)	(498,909)	(360,432)
	(509,389)	(413,349)	(813,665)	(164,629)
Financing Activities				
Common shares issued	–	–	–	2,485,177
Short term loan-advance	–	(55,080)	–	–
Due to bank and short term loan repayment	–	72,320	(31,733)	72,320
Operating loan-repayments	(28,159)	(191,683)	(246,939)	(431,584)
	(28,159)	(174,443)	(278,672)	2,125,913
Foreign exchange impact on cash balances	111,699	(120,865)	150,990	(156,804)
Increase (decrease) in cash and cash equivalents during the period	390,629	(1,349,319)	(497,957)	1,962,749
Cash and cash equivalents beginning of period	1,562,386	3,784,838	2,450,972	472,770
Cash and cash equivalents end of period	$ 1,953,015	$ 2,435,519	$ 1,953,015	$ 2,435,519
Supplementary disclosure:				
Cash paid for taxes	$ 19,711	$ –	$ 231,294	$ 32,655
Cash paid for interest	$ 22,964	$ 53,971	$ 77,437	$ 103,447

See accompanying notes to the consolidated financial statements

The unaudited, consolidated financial statements of AfriOre Limited (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") and follow the same accounting principles as the consolidated financial statements for the fiscal year ended February 28, 2002. These interim financial statements should be read in conjunction with the consolidated financial statements and notes for the year ended February 28, 2002 included in the Company's 2002 Annual Report. Operating results for the interim period are not necessarily indicative of the results that may be expected for the full year ending February 28, 2003.

1. CHANGE IN ACCOUNTING POLICY

Effective March 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 3870, which establishes standards for the recognition, measurement and disclosure of direct awards for stock-based compensation and other stock-based payments in exchange for goods and services using the fair value method. None of the Company's plans qualify as direct awards of stock or as plans that create liabilities based on the price of the Company's stock, and as a result, the implementation of the section has no impact on the financial statements.

Since January 1, 2002, Canadian GAAP encourages but does not require companies to include in compensation cost the fair value of the stock options granted to employees under an employee stock ownership plan, amortizing this fair value over the vesting period of the options. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro forma information for stock based compensation (see note 8). The Company records no compensation expense when options are issued to employees. Any consideration paid on the exercise of the options is credited to capital stock.

2. INVENTORIES

Inventories are comprised of the following:

	November 30, 2002	February 28, 2002
Coal	**$ 2,290,936**	$ 1,507,814
Materials and supplies	**169,647**	154,920
	$ 2,460,583	$ 1,662,734

3. COAL ASSETS

	November 30, 2002			February 28, 2002
	Cost	**Accumulated depreciation and amortization**	**Net book value**	Net book value
Plant and equipment	**$ 4,259,497**	**($1,443,662)**	**$ 2,815,835**	$ 2,219,233
Mineral properties	**1,618,822**	**(199,813)**	**1,419,009**	1,193,828
	$ 5,878,319	**($1,643,475)**	**$ 4,234,844**	$ 3,413,061

4. PROPERTY AND EQUIPMENT

	November 30, 2002			February 28, 2002
	Cost	**Accumulated depreciation and amortization**	**Net book value**	Net book value
Office equipment and furniture	**$ 105,484**	**($59,650)**	**$ 45,834**	$ 31,318
Vehicles	**43,539**	**(18,093)**	**25,446**	25,588
	$ 149,023	**($77,743)**	**$ 71,280**	$ 56,906

5. EXPLORATION PROPERTIES

	February 28, 2002	Additions	**November 30, 2002**
South Africa-FSC (Gold)	$ 328,733	$ 39,315	**$ 368,048**
South Africa-Somkele (Coal)	719,944	356,880	**1,076,824**
South Africa-Dwaalboom (Gold)	–	27,638	**27,638**
Mali-Banankoro (Gold)	–	32,691	**32,691**
Kenya-Ndori (Gold)	–	27,867	**27,867**
Kenya-Siaya (Gold)	–	14,518	**14,518**
	$ 1,048,677	$ 498,909	**$ 1,547,586**

6. SHAREHOLDERS' EQUITY

Shareholders' equity is comprised as follows:

	November 30, 2002	February 28, 2002
Capital stock	**$ 21,654,764**	$ 21,654,764
Contributed surplus	**855,491**	855,491
Deficit	**(16,716,009)**	(17,154,397)
Cumulative translation adjustment	**(862,077)**	(1,531,160)
	$ 4,932,169	$ 3,824,698

Capital stock

The authorized capital of the Company consists of an unlimited number of common shares without par value. No shares are in escrow.

	Shares	Amount
Balance February 28, 2002	25,359,887	$ 21,654,764
Balance November 30, 2002	**25,359,887**	**$ 21,654,764**

Summary of Outstanding Options

	Options	Weighted average price
Balance February 28, 2002	**2,250,000**	**$0.74**
Granted	200,000	0.67
Balance May 31, 2002	2,450,000	0.73
Expired	(450,000)	1.49
Balance August 31, 2002	2,000,000	$0.56
Granted	450,000	0.75
Cancelled	(25,000)	0.80
Balance November 30, 2002	**2,425,000**	**$0.59**

At November 30, 2002, the following options to acquire common shares of the Company are outstanding. All options are exercisable except for the following: 50,000 options granted at$0.50 vest May 1, 2003; 50,000 options granted at$0.67 vest June 1, 2003; and 50,000 options granted at$0.67 vest June 1, 2004.

Number of Common Shares Subject to Option	Exercise Price	Expiry Date
25,000	$0.80	Dec. 18, 2002
100,000	$0.80	March 30, 2003
400,000	$0.50	July 21, 2003
10,000	$0.80	April 19, 2005
75,000	$0.50	May 25, 2005
275,000	$0.50	August 6, 2006
815,000	$0.54	August 16, 2006
75,000	$0.60	February 11, 2007
200,000	$0.67	May 13, 2007
450,000	$0.75	September 12,2002
2,425,000		

7. RELATED PARTY TRANSACTIONS

Included in the accounts are payments made to companies under the control or significant influence of officers and directors. These transactions are recorded at the exchange amount, being the amount agreed to by the parties. A summary of these transactions follows:

	Three months ended November 30,		Nine months ended November 30,	
	2002	2001	**2002**	2001
Administrative services [1]	**$77,250**	$77,250	**$231,750**	$103,000
Consulting fees [2]	**96**	–	**2,587**	14,743
Legal fees and expenses [3]	–	24,543	–	75,890
Management fees [4]	–	–	–	15,718

1. AfriOre carries on business outside Canada. AfriOre purchases administrative, advisory and investor relations services from a company that shares a common director to assist in fulfilling its ongoing obligations as a reporting issuer listed for trading on a stock exchange in Canada.
2. Paid by subsidiaries in South Africa to a firm owned by a director.
3. A former director was a partner in the firm that is the Company's Canadian legal counsel.
4. AfriOre provided management services and office space on a cost-recovery basis to other companies that shared a common director.

8. EARNINGS PER COMMON SHARE

(a) Earnings per share ("EPS") have been calculated using the weighted average number of shares outstanding during the period. Diluted EPS data is calculated using the treasury stock method. The calculation of diluted EPS assumes that options and warrants with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the period, or time of issue. In applying the treasury stock method, options with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted EPS as the effect is anti-dilutive.

	Three months ended November 30,		Nine months ended November 30,	
	2002	2001	**2002**	2001
(i) Basic				
Numerator				
Net earnings – income available to shareholders	**($333,864)**	$438,645	**$438,388**	$1,418,257
Denominator				
Weighted average number of shares	**25,359,887**	25,359,887	**25,359,887**	21,887,665
Basic earnings per share	**($0.02)**	$0.02	**$0.02**	$0.06
(ii) Diluted				
Numerator				
Net earnings – income available to shareholders	**($333,864)**	$438,645	**$438,388**	$1,418,257
Denominator				
Weighted average number of shares	**25,359,887**	25,359,887	**25,359,887**	21,887,665
Potential issuance of shares from stock options	**–**	1,565,000	**272,184**	–
	25,359,887	26,924,887	**25,632,071**	21,887,665
Diluted earnings per share	**($0.02)**	$0.02	**$0.01**	$0.06
Average quoted market price	**$0.672**	$0.696	**$0.634**	$0.495

(b) The total pro forma value of options granted to employees in the period ended November 30, 2002 is $108,633. This value is estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted assumptions: exercise price $0.725; expected term 4 years, volatility 21.9%, interest rate 4.3% and an expected dividend yield of 0% since no dividend payments were made. The resulting pro forma earnings and earnings per share are as follows:

	Three months ended November 30, 2002	Nine months ended November 30, 2002
Earnings for the period	($333,864)	$ 438,388
Compensation expense related to fair value of stock options	(86,344)	(108,633)
Pro forma earnings for the period	($420,208)	$ 329,755
Earnings per common share	($0.01)	$0.02
Pro forma earnings per common share	($0.02)	$0.01

9. SEGMENTED INFORMATION

AfriOre's interest in the Springlake Joint Venture is its only reportable segment. The Springlake Joint Venture produces and markets anthracite.

	Nine months ended November 30, 2002			Nine months ended November 30, 2001		
	SLJV	**Corporate and other**	**Total**	SLJV	Corporate and other	Total
Revenues						
Domestic sales	**$1,531,765**	**$ –**	**$1,531,765**	$1,405,298	$ –	$1,405,298
Export sales	**4,313,970**	**–**	**4,313,970**	6,618,181	–	6,618,181
	5,845,735	**–**	**5,845,735**	8,023,479	–	8,023,479
Production costs	**(3,953,165)**	**–**	**(3,953,165)**	(5,775,508)	–	(5,775,508)
Depreciation and amortization	**(385,791)**	**(35,542)**	**(421,333)**	(393,059)	(35,542)	(428,601)
Business interruption insurance	**–**	**–**	**–**	680,860	–	680,860
	1,506,779	**(35,542)**	**1,471,237**	2,535,772	(35,542)	2,500,230
Other income and expenses	**(352,893)**	**553,549**	**200,656**	21,196	194,508	215,704
Corporate and exploration expenses	**234,033**	**(1,467,538)**	**(1,233,505)**	(114,090)	(1,162,869)	(1,276,959)
Income (loss) before tax	**1,387,919**	**(949,531)**	**438,388**	2,442,878	(1,003,903)	1,438,975
Income taxes (recovery)	**–**	**–**	**–**	(20,718)	–	(20,718)
Net income (loss)	**$1,387,919**	**($949,531)**	**$438,388**	$2,422,160	($1,003,903)	$1,418,257
Total assets:						
South Africa	**$8,557,703**	**$1,395,692**	**$9,953,395**	$7,385,737	$832,889	$8,218,626
Other Africa	**–**	**75,161**	**75,161**	–	–	–
Barbados	**–**	**1,047,319**	**1,047,319**	–	1,896,971	1,896,971
	$8,557,703	**$2,518,172**	**$11,075,875**	$7,385,737	$2,729,860	$10,115,597
Cash from operating activities	**$1,227,902**	**($784,512)**	**$443,390**	$1,186,479	($995,833)	$190,646
Cash from investing activities	**(734,410)**	**(79,255)**	**(813,665)**	(143,322)	(180,020)	(323,342)
Cash from financing activities	**(246,939)**	**(31,733)**	**(278,672)**	(288,773)	2,485,177	2,196,404

NOTES TO THE UNAUDITED, CONSOLIDATED FINANCIAL STATEMENTS
For the nine month periods ended November 30, 2002 and 2001

	Three months November 30, 2002			Three months ended November 30, 2001		
	SLJV	**Corporate and other**	**Total**	SLJV	Corporate and other	Total
Revenues						
Domestic sales	**$512,752**	**$ –**	**$512,752**	$378,424	$ –	$378,424
Export sales	**943,755**	**–**	**943,755**	2,578,223	–	2,578,223
	1,456,507	**–**	**1,456,507**	2,956,647	–	2,956,647
Production costs	**(1,145,530)**	**–**	**(1,145,530)**	(2,195,661)	–	(2,195,661)
Depreciation and amortization	**(137,945)**	**(11,847)**	**(149,792)**	(106,642)	(35,542)	(142,184)
Business interruption insurance	**–**	**–**	**–**	163,421	–	163,421
	173,032	**(11,847)**	**161,185**	817,765	(35,542)	782,223
Other income and expenses	**(221,776)**	**209,044**	**(12,732)**	545,347	(494,339)	51,008
Corporate and exploration expenses	**(55,837)**	**(426,479)**	**(482,316)**	(34,458)	(359,820)	(394,278)
Income (loss) before tax	**(104,581)**	**(229,282)**	**(333,863)**	1,328,654	(889,701)	438,953
Income taxes (recovery)	**–**	**–**	**–**	(308)	–	(308)
Net income (loss)	**($104,581)**	**($229,282)**	**($333,863)**	$1,328,346	($889,701)	$438,645
Total assets:						
South Africa	**$8,557,703**	**$1,395,692**	**$9,953,395**	$7,385,737	$832,889	$8,218,626
Other Africa	**–**	**75,161**	**75,161**	–	–	–
Barbados	**–**	**1,047,319**	**1,047,319**	–	1,896,971	1,896,971
	$8,557,703	**$2,518,172**	**$11,075,875**	$7,385,737	$2,729,860	$10,115,597
Cash from operating activities	**$1,285,637**	**($469,159)**	**$816,478**	($1,853,638)	$1,213,415	($640,223)
Cash from investing activities	**(669,230)**	**159,841**	**(509,389)**	(608,482)	41,531	(566,951)
Cash from financing activities	**(28,159)**	**–**	**(28,159)**	(39,551)	(50,710)	(90,261)

MANAGEMENT DISCUSSION AND ANALYSIS

The Management's Discussion and Analysis (MD&A) for this interim period should be read in conjunction with the interim consolidated financial statements. It has been prepared with the understanding that all readers are already familiar with the MD&A for the fiscal period ended February 28, 2002, contained in the Company's Annual Report. The MD&A has been prepared to give shareholders an assessment of not only what the Company has accomplished in the past fiscal period but also of what management initiatives have been taken to increase shareholder value for the future.

General

AfriOre is the operator of a specialized coal and anthracite mining business in South Africa through its 50% interest in the Springlake Joint Venture ("SLJV"). AfriOre's attributable share of the Springlake operation's figures in this section is 50%. All financial figures show AfriOre's proportionate 50% share of the joint venture where applicable.

Results of Operations

The net loss for the three months ended November 30, 2002, was $0.02 per share (basic) and $0.01 (diluted) compared to income of $0.01 per share (basic and diluted) for the quarter ending November 30, 2001.

	Three months ended Nov. 30,		Nine months ended Nov. 30,	
	2002	2001	**2002**	2001
Run of mine production, tonnes				
Underground	**179,159**	186,426	**464,211**	500,213
Open pit	**48,919**	72,249	**149,018**	228,926
	228,078	258,675	**613,229**	729,139
Recovery	**62.4%**	57.2%	**62.6%**	59.9%
Net production, tonnes	**128,393**	148,045	**374,327**	438,432
Sales, tonnes	**96,641**	125,429	**358,921**	370,522
Revenue attributable to AfriOre	**$1,456,506**	$2,956,647	**$5,845,735**	$8,023,479
Production costs attributable to AfriOre	**$1,145,530**	$2,195,661	**$3,953,165**	$5,775,508

The financial figures above for 2001 do not include the proceeds of the business interruption insurance claim that, if taken into account, would increase the revenue.

The following comments pertain to the comparison of the third fiscal quarter ended November 30, 2002 to the same quarter last year. At the SLJV's coal operation, underground production in the quarter was below budget and the same quarter last year. The new ventilation shaft became operational in October 2002 and ground conditions improved with the result that production exceeded budget in November. The open pit was temporarily re-opened for six weeks to meet demand for open pit product and to prepare the open pit highwall for auger mining in calendar 2003. Rail transportation was again an issue with the mine being unable to obtain sufficient rail capacity to get product to market or sea terminals. There was also insufficient port capacity to handle Springlake product in the quarter. The shipping terminal in Durban is expected to commission an additional shiploader for sized coal to increase port capacity. Consequently sales tonnes are well below budget and the same quarter last year.

Revenues are affected by a number of variables; sales volumes, product mix (lower value duff vs. sized coal), sales mix (local vs. export) and exchange rates (export sales are denominated is United States dollars ("USD")). Revenues were lower due to market softness, delays getting product to export terminals and the preponderance of lower value duff (fine coal) sold in recent months, mainly to export markets. Additionally, the South Africa Rand ("R") has appreciated approximately 11% against the USD in the quarter and approximately 23% during the nine months since the year-end. Export sales are mostly long term contracts denominated in USD. This has resulted in lower profit margins compared to the same period last year. As a result of lower sales and higher production, the physical inventory increased during the quarter. In

the same quarter last year, the coal operation received proceeds from business interruption insurance that were not repeated this year.

Other income and expenses are lower than the same quarter last year. The South Africa Rand strengthened considerably during the quarter measured against the USD. This resulted in a foreign exchange loss in the quarter on foreign currency held. Foreign exchange income is down substantially from last year when the Rand experienced an overall decline in value against most other currencies. Due to the translation method used by AfriOre in converting the statements to Canadian dollars, the strengthening of the Rand resulted in an increase in most balance sheet accounts. Partially offsetting this decline is an increase in the category "Other income" as AfriOre received higher administration fees from the SLJV and higher interest income.

Corporate and administrative costs have increased in the quarter. There has been an increase in the category "Administrative costs" due to the full year impact of staff increases. General costs relating to establishing the gold portfolio that are not related to a specific project are included in administrative costs. These costs include the evaluation and acquisition of gold properties. Expensed "Exploration and project evaluation" costs have declined in the quarter compared to the same quarter last year while capitalized exploration during the quarter has increased due to work on the Somkele project and gold projects. Two joint venture agreements were successfully completed in the quarter and will result in significant increases in exploration expenditure for the remainder of the year. Efforts continue to secure other, selected gold exploration projects.

Year over year, costs decreased due to a non-recurring gain of $250,550 in the first quarter on the sale of the Company's 12.7% interest in the Durban Coal Terminal Company (Pty) Limited through which we export sized coal via the port of Durban. The sale of the interest in the company, which was considered a non-core asset, will not affect our use of the export facility.

Investing

Capital expenditures in the quarter on coal assets amounted to $241,744 (last year – $253,139) and were made on property and equipment at the colliery to replace and upgrade equipment and on a new ventilation shaft. The expenditures will facilitate improved underground production efficiencies. Capitalized exploration in the quarter was $273,387 (last year – $133,127). AfriOre is capitalizing expenditures on its intermediate/advanced stage gold exploration properties (Banankoro, Dwaalboom, San Martin, Siaya) and continuing to capitalize FSC and the Somkele coal project.

Financing

AfriOre repaid $246,939 (last year $431,584) year to date of the principal on its operating loan and finance lease.

Cash Flow and Liquidity

Working capital at November 30, 2002, stands at $3,339,877 compared to $3,362,452 at February 28, 2002. However cash has declined by $497,957 from the year-end balance to $1,953,015 at November 30, 2002. Our coal inventory has increased to $2,290,936 from $1,507,814 in the same period. Physical inventory is approximately 14,000 tonnes above the stockpile held at the beginning of the year. The value per tonne also has increased. This increase is due in part to the stronger Rand and in part to higher production costs per tonne as a result of the production problems discussed earlier. Receivables have decreased $1,196,527 due to the weak sales in the quarter.

The development of the Somkele anthracite project is estimated to cost up to R47-million. An additional R4-million is estimated for contingencies, R7-million for guarantees and R17-million for working capital bringing the total capital required to R75-million (approximately $11-million). AfriOre has recently commenced a significant gold exploration effort. AfriOre hopes to carry out an exploration program over the next 12 months that includes Dwaalboom, South Africa (update previous valuation, drilling, bulk sampling, metallurgical test work), Banankoro, Mali (drilling of extensions to high grade mineralization, follow up on the geochemical anomalies) and Ndori/Siaya, Kenya (drilling and geochemical surveys) and is forecast to cost up to $3.7-million if all work is carried out. This expenditure is discretionary and not required by our joint venture agreements. The Company is investigating methods to finance these initiatives with the objective of finding a non-dilutive solution. Should it be required, AfriOre may seek further funding if needed to accelerate

development of these projects or if it acquires further quality gold projects, which are currently the subject of negotiation.

Other Developments

AfriOre has added three new projects to its gold portfolio. The Banankoro Project in Mali is a highly prospective 144 sq. km project where AfriOre has the right to earn a 60% interest (51% if the Government exercises its right to acquire a contributing participation interest in addition to its statutory carried interest) in return for funding an initial expenditure of US$2.5-million by October 2006. The Dwaalboom project in South Africa is a 5,270-hectare property where AfriOre has the right to earn a 51% interest by spending R4.5-million (approximately $0.7-million) by October 2004. An additional 19% interest can be purchased for R3.8-million (approximately $0.6-million). An internal study by a previous owner of the property reported that the drilling delineated 20.1-million tonnes of mineralization at a grade of 1.1g/t gold in a 14 to 25 metre wide zone, which is developed at surface and dips at five degrees.

The Department of Mines and Geology in Kenya has awarded a special prospecting licence to AfriOre International (Barbados) Ltd., a subsidiary of AfriOre Limited, over the 1,514 sq. km Siaya project area in the Kakamega district of western Kenya (refer to press release of May 7, 2002). The project area is adjacent to the northern and eastern boundaries of AfriOre's Ndori gold project, in which the Company has a right to exercise an option agreement and thereby earn 100% interest in the licence. The Siaya area is underlain by Archean Nyanzian rocks, which extend from the south in Tanzania through the Ndori project area and into the Siaya project area. The project area has widespread gold mineralization, including numerous old gold workings. AfriOre has commenced with a $1.3 million work program consisting of sampling, trenching and drilling to explore both the Siaya and Ndori properties. The Company will examine all known gold occurrences and mineralized areas, with an aim of identifying and prospecting potential bulk mineable gold targets on both properties.

The South African mining company, with which the Company has held protracted negotiations to acquire an interest in a gold project (refer to press release of May 7, 2002 and September 9, 2002), has notified AfriOre that it intends to proceed independently with the project. It therefore has elected to withdraw from the negotiations. Elsewhere in Namibia, AfriOre has applied for and has been granted exclusive prospecting licences to two contiguous areas near Otjiwarongo, in northern Namibia. The two project areas, named Wagner and Capricorn, have a cumulative area of 103,875 hectares and cover a strike distance of some 352 kilometres, which overlies a zone in which significant gold discoveries have been made on adjacent properties in recent years.

At the Somkele project, work continued to upgrade the feasibility study to a bankable feasibility study. Management now estimates the mineral resource to be 80 million tonnes, an increase from the 66 million tonnes previously announced (press release January 29, 2002). The permitting of the property has been slower than anticipated and the timing of permitting remains uncertain. Our press release dated March 15, 2001 stated AfriOre had until September 26, 2002 to complete an exploration program prior to electing to purchase 100% of Purity Investments (Pty) Ltd., which holds prospecting rights to Somkele, through the issue of 100,000 AfriOre shares or the payment of $50,000. The agreement has been extended until January 31, 2003 due to the permitting delays. The majority of the civil engineering planning and plant engineering design has been completed. An approximately 3,000 tonne bulk sample was extracted from a trial mining open pit operation in the third fiscal quarter. 1,500 tonnes were trucked to and washed at the Springlake Colliery. The bulk sample is required to confirm the quality of the coal for purposes of negotiating long-term contracts.

On the FSC Witwatersrand gold project all the data has been compiled and interpreted and a joint venture partner is being sought. AfriOre's kimberlite joint venture partners in Botswana, Motapa Diamonds Inc. and De Beers Prospecting Botswana (Pty) Limited continued with fieldwork and evaluation of the priority anomaly areas identified.

Outlook

After lower than expected sales in the first quarter, demand for Springlake coal increased in the second quarter. However sales in the third quarter were extremely weak and, although management believe that some sales will be pushed in the last quarter it now appears that sales volumes will be lower that the previous year. Profits from coal operations will also be lower due to the combination of the previously

mentioned exchange rate movement and changes in product mix. The Company will continue its negotiations with the rail authorities in an effort to ensure improved rail service to the mine.

This quarterly report contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risk and uncertainties about the Company's business are more fully discussed in the Management Discussion and Analysis published in the Company's Annual Report and in AfriOre's Annual Information Form.

Directors
Michael D. Brook
Stuart R. Comline
Thomas A. Di Giacomo
Derek L. Kyle
E. Adrian Meyer
Warren E. Newfield
Martin L. Rosser
G. Michael van Aswegen

Registered Office
41 Roebuck Street
Bridgetown
Barbados
Tel: 212–386–5496
Fax: 212–386–5425
E–mail: info@afriore.com
Web: www.afriore.com

Management
Stuart R. Comline, Executive Chairman
G. Michael van Aswegen, President and C.E.O.
Bruce P. Tanner, CFO & C.O.O. Coal Operations
Mark R. Snelling, Vice President, Operations
Vere Brathwaite, Secretary

South Africa Office
Ground Floor, Tuscany Office Park V
6 Coombe Place
PO Box 766, Rivonia 2128
Sandton, South Africa
Tel: 2711–803–5909
Fax: 2711–803–5692
E–mail: adminjhb@afriore.co.za

TSX symbol: AFO
CUSIP: 007972
Listed in Standard & Poor's Corporation Records
SEC 12g 3–2 (b) exemption 82–4514